Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-131150

DemandNotes
by GMAC
Are you looking for a higher return on your investments?
Take a look at Demand Notes!
Demand Notes is designed to offer eligible members of the GM/GMAC family a convenient means of investing funds directly with GMAC. Since its inception in 1985 over 130,000 investors have invested more than $5 billion in Demand Notes. Demand Notes is an unsecured debt obligation of GMAC. It is neither a money market fund nor a bank account and it is not FDIC insured.
Demand Notes is Offered in the US by Prospectus Only
GMAC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents GMAC has filed with the SEC for more complete information about GMAC and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the prospectus is available on our website at www.demandnotes.com. If you prefer, GMAC will arrange to send you the prospectus if you request it by calling toll-free 1-888-271-4066. You can also send a request to gmacnote@gmacfs.com.

Satisfied investors have already learned what sets this program apart from other investments:
➢	Favorable rate of return (when compared to competitive investments)

➢	Daily compound interest

➢	Floating interest rate, set weekly

➢	Online funds transfers (investments and redemptions)

➢	Automatic monthly investments and/or redemptions

➢	Easy access to your funds

➢	Free checks and unlimited check writing ($250 Minimum)

➢	Absolutely no administrative fees

➢	Low initial investment of $1,000
Your Demand Notes information is available online 24 hours a day, 7 days a week at www.demandnotes.com

To Learn More....
To learn more about Demand Notes, obtain a prospectus, or obtain forms to invest with Demand Notes, please visit our website at www.demandnotes.com.
Eligible Investors
Eligible GM/GMAC Family members include: Employees and retirees of GM/GMAC and their subsidiaries, immediate family members of the employees and retirees, GM dealers and their employees, GM stockholders, and GM/GMAC suppliers. Immediate family members are defined as the spouse, children, parents, siblings and grandparents of the employee or retiree.

Demand Notes Referral Program
$25 for you, $25 for your friend!
Refer new qualifying investors of the GM/GMAC family and when they invest with Demand Notes you both earn $25!
Please visit www.demandnotes.com for more details!
New Investor Bonus
New investors can still earn a $25 bonus by investing in Demand Notes. Simply go to www.demandnotes.com to learn more!